Consent of Independent Registered Public Accounting Firm
The Board of Directors
MoneyGram International, Inc.:
We consent to the incorporation by reference in the registration statements No. 333-176567, No. 333-159709, No. 333-125122, No. 333-116976, No. 333-190257 and No. 333-204934 on Form S-8 and with the registration statements No. 333-171151 and No. 333-197055 on Form S-3 of MoneyGram International, Inc. of our reports dated March 16, 2017, with respect to the consolidated balance sheet of MoneyGram International, Inc. and subsidiaries (the Company) as of December 31, 2016, and the related consolidated statements of operations, comprehensive income (loss), cash flows, and stockholders’ deficit for the year then ended, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of the Company.
/s/ KPMG LLP
Dallas, Texas
March 16, 2017